111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 7, 2021

VIA EDGAR CORRESPONDENCE

Sally Samuel

Quinn Kane

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund IV, on behalf of FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant
File No. 333-250178

 Dear Ms. Samuel and Mr. Kane:

We received your oral comments via telephonic conference on December 15, 2020 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund IV, on behalf of FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant (the “Fund” and together with Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF (the Target Fund”), the “Funds” and each a “Fund”) filed on November 18, 2020. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

Comment 1

The Registration Statement indicates that the special meeting of shareholders of the Target Fund will occur on January 12, 2021. Assuming closing happens shortly thereafter, please explain how how this timing will work in conjunction with the N-1A for the Fund.

Division of Investment Management

January 7, 2021

Response to Comment 1

The special meeting of shareholders of the Target Fund will occur on January 26, 2021 and the Registration Statement has been revised as appropriate. The closing of the Reorganization will only occur after the effective date of the N-1A of the Fund, which is expected to be February 1, 2021.

Comment 2

Please include all the information required by Items 2, 3, 4, 5, 6, 7, 9(a), 9(b), 10, 11, 12 and 13 of Form N-1A in the Prospectus as well as the information required to be included in the Statement of Additional Information per Form N-14 and N-1A.

Response to Comment 2

The Registrant confirms that all the information required by Items 2, 3, 4, 5, 6, 7, 9(a), 9(b), 10, 11, 12 and 13 of Form N-1A are included in the Prospectus and Items 14 through 27 of Form N-1A are included in the Statement of Additional Information.

Comment 3

Please organize the Registration Statement as required by Item 3 of Form N-14.

Response to Comment 3

The Registrant confirms that the Registration Statement is organized as required by Item 3 of Form N-14.

Comment 4

If the special meeting of shareholders of the Target Fund is changed from an in-person meeting to a virtual meeting, please comply with staff guidance regarding how to make such a change.

Response to Comment 4

The Registrant confirms that if the special meeting of shareholders of the Target Fund is changed from an in-person meeting to virtual meeting the Funds will comply with staff guidance on how to make such a change.

Comment 5

In the Questions and Answers section, under the heading “How will the Reorganization be effected?” it states, “[s]hareholders of the Target Fund will receive a number of Acquiring Fund shares equal in value...” Please clarify that the value referenced here is aggregate net value, rather than market value.

Division of Investment Management

January 7, 2021

Response to Comment 5

The Registration Statement has been revised as requested to indicate that Target Fund shareholders will receive a number of Acquiring Fund shares equal in value to the aggregate net value of the Target Fund shares they held.

Comment 6

In the Questions and Answers section, under the heading “Will shareholders of the Target Fund have to pay any fees or expenses in connection with the Reorganization?” please include an additional sentence stating whether any indirect costs associated with the Reorganization are expected and whether they will be borne by shareholders.

Response to Comment 6

The Registrant confirms that no indirect costs associated with the Reorganization are expected and the Registration Statement has been revised as requested.

Comment 7

In the Questions and Answers section, under the heading “Will shareholders of the Target Fund have to pay any fees or expenses in connection with the Reorganization?” please include that First Trust will bear the direct costs of the Reorganization whether or not the Reorganization is consummated.

Response to Comment 7

The Registration Statement has been revised as requested.

Comment 8

Under “Important Information for Shareholders of Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund” it states, “If you simply sign and return the proxy card without indicating how you wish to vote, we’ll vote it in accordance with the recommendations of the Board of Trustees…” Please disclose that these proxies will be voted for the proposal in plain English.

Response to Comment 8

The Registration Statement has been revised as requested.

Division of Investment Management

January 7, 2021

Comment 9

On page i of the Prospectus, under the caption and the names of the Funds, please include the phone number for the Target Fund.

Response to Comment 9

The Registration Statement has been revised as requested.

Comment 10

On page ii of the Prospectus please provide hyperlinks for all documents which are being incorporated by reference.

Response to Comment 10

The Registration Statement has been revised as requested.

Comment 11

On page 1 of the Prospectus under the heading “Synopsis” it states “The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus with respect to the proposed Reorganization and is qualified in its entirety by reference to the more complete information contained in this Proxy Statement/Prospectus…” The Synopsis should not be qualified by reference to any other section. Shareholders may be referred to more complete information elsewhere.

Response to Comment 11

The Registration Statement has been revised to remove the qualification language and instead shareholders are referred to more complete information elsewhere in the Prospectus.

Comment 12

Please ensure the Synopsis contains all the information required by Item 3 of Form N-14.

Response to Comment 12

The Registrant confirms that the Synopsis will contain all the information required by Item 3 of Form N-14.

Division of Investment Management

January 7, 2021

Comment 13

On page 2 of the Prospectus under the heading “Material Federal Income Tax Consequences of the Reorganization” the last sentence appears to be duplicative of previous disclosure. Please consider deleting this sentence.

Response to Comment 13

The Registration Statement has been revised as requested.

Comment 14

On page 2 of the Prospectus under the heading “Comparison of the Funds” where it discloses the investment objectives, polices and strategies, the non-principal investment strategies do not need to be disclosed in the synopsis. Please consider removing such disclosure from this section.

Response to Comment 14

The Registration Statement has been revised as requested.

Comment 15

On page 5 of the Prospectus under the heading “Comparison of the Funds” in “The Index” section, it states “[t]he equity component of the Index is rebalanced…” Please include how many securities are in the equity component or give a range of how many securities are in the equity component.

Response to Comment 15

The Registration Statement has been revised as requested.

Comment 16

On page 5 of the Prospectus under the heading “Comparison of the Funds” the Prospectus states the Fundamental Policies of the Funds are different. As the Fundamental Policies appear to be substantially similar, please revise this disclosure. Additionally, please move the chart comparing the Fundamental Policies to later in the Prospectus.

Response to Comment 16

The Registration Statement has been revised as requested.

Division of Investment Management

January 7, 2021

Comment 17

Please add a summary of the risk factors applicable to the Funds immediately following the discussion of the Fundamental Policies and move the fee table to be immediately after the summary of the risk factors and include the past performance discussion after the fee table.

Response to Comment 17

The Registration Statement has been revised as requested.

Comment 18

Please revise the bar chart to be in the format required in Form N-1A.

Response to Comment 18

The Registration Statement has been revised as requested.

Comment 19

Please disclose the highest and lowest quarterly returns for the Target Fund.

Response to Comment 19

The Registration Statement has been revised to include this disclosure.

Comment 20

Please move the disclosure regarding after tax returns after the Average Total Returns chart.

Response to Comment 20

The Registration Statement has been revised as requested.

Comment 21

Under the heading “Past Performance” it states, “[t]he Target Fund’s past performance (before and after taxes) is not necessarily an indication of how the Target Fund will perform in the future.” Please add “or the Acquiring Fund” after “how the Target Fund.”

Response to Comment 21

The Registration Statement has been revised as requested.

Division of Investment Management

January 7, 2021

Comment 22

Please complete the Capitalization table on page 9.

Response to Comment 22

The table on page 9 has been moved to page 5 and renamed “Share Information” as the Registrant believes this more accurately describes the information contained in this table. It will be completed prior to filing.

Comment 23

In the section “Comparative Fees and Expenses” please include the new language required under Form N-1A and delete the sentence “Neither the Target Fund nor the Acquiring Fund charges any shareholder fees, which are fees paid directly from your investment.”

Response to Comment 23

The Registration Statement has been revised as requested.

Comment 24

Please delete footnotes 1, 2 and 3 from the Comparative Fees and Expenses table and conform the table to the requirements under Form N-1A.

Response to Comment 24

The Registration Statement has been revised as requested.

Comment 25

Please complete the Example table on page 10.

Response to Comment 25

The Example table will be completed.

Comment 26

Please add the distribution disclosure found on page 10 of the Prospectus to the synopsis.

Division of Investment Management

January 7, 2021

Response to Comment 26

The distribution disclosure language has been added to the synopsis.

Comment 27

The information included under the heading “Further Information Regarding the Reorganization” is largely duplicative of previous disclosure. Please include the disclosure regarding the Board considerations here.

Response to Comment 27

The Registrant understands that the disclosure under “Further Information Regarding the Reorganization” regarding the necessary vote for approval of the Proposal and notification to shareholders of completion of the Reorganization may be duplicative of concepts described under the “Questions & Answers” section. However, as this is the first section in the Prospectus in which this disclosure appears, and the Prospectus should be a standalone document and the Synopsis a standalone section, the Registrant believes that the disclosure in this section should be retained.

Comment 28

Under “Risk Factors” on page 12, please indicate that, although the risk factors of the Acquiring Fund are disclosed, the Target Fund has substantially similar risks.

Response to Comment 28

The Registration Statement has been revised as requested.

Comment 29

The risks in the section “Risk Factors” are listed in alphabetical order. Please rearrange to list the most significant risk factors first.

Response to Comment 29

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Division of Investment Management

January 7, 2021

Comment 30

Under “Principal Risks Related to the Proposed Reorganization - Tax Risk” you refer to “Acquiring Fund Counsel.” Please include “Chapman and Cutler LLP” instead to be consistent with the rest of the Prospectus. Additionally, please remove the last three sentences of the first paragraph and the entire second paragraph of this risk factor.

Response to Comment 30

The Registration Statement has been revised as requested.

Comment 31

On page 21, in the penultimate paragraph under “Terms of the Reorganization” it lists the conditions to closing the Reorganization. Please clarify that the receipt of the tax opinion stating that the Reorganization is a tax-free reorganization is a non-waivable condition to closing.

Response to Comment 31

The Registration Statement has been revised as requested.

Comment 32

To the extent there were any considerations by the Board of Trustees that were adverse to the Reorganization, please disclose them in the section entitled “Background and Trustees’ Considerations Relating to the Proposed Reorganization.”

Response to Comment 32

The Registrant confirms that any considerations adverse to the Reorganization will be included in the Prospectus.

Comment 33

Please confirm there will not be any payments to ETF Series Solutions or other 15(f) issues in connection with the Reorganization.

Response to Comment 33

The Registrant confirms that the Management of the Target Fund has determined that there are no 15(f) issues in connection with the Reorganization.

Division of Investment Management

January 7, 2021

Comment 34

Please complete the Capitalization table on page 23.

Response to Comment 34

The Capitalization table on page 23 will be completed.

Comment 35

Please include the information under “Description of the Shares to be Issued by the Acquiring Fund – General” in the synopsis.

Response to Comment 35

The Registration Statement has been revised as requested.

Comment 36

Please include the information under “Description of the Shares to be Issued by the Acquiring Fund – Distributions and Dividend Reinvestment Plan” in the synopsis.

Response to Comment 36

The Registration Statement has been revised as requested.

Comment 37

In the fifth paragraph on page 26, under the section “General Comparison of the Target Fund and the Acquiring Fund” it states “[t]he Target Fund generally may invest up to 20% of its total assets…” Please clarify whether this 20% is in addition to the options that are components of the index or if this 20% represents the options component of the index.

Response to Comment 37

The 20% referenced here is in addition to the options that are components of the index. Please refer to the language following the referenced language which states, “For example, the Target Fund may invest in securities that are not components of the Index to reflect various corporate actions and other changes to the Index (such as reconstitutions, additions, and deletions) or in options with slightly different strike prices or expiration dates than the options components of the Index to maximize the Target Fund’s liquidity by utilizing a broader range of options, while maintaining the overall risk, return, and other characteristics of the Index.” (emphasis added).

Division of Investment Management

January 7, 2021

Comment 38

To the extent either the Target Fund or the Acquiring Fund is concentrated in any particular industry or group please include such disclosure.

Response to Comment 38

The Registrant confirms neither the Target Fund nor the Acquiring Fund is concentrated in any particular industry or group.

Comment 39

On page 29 under the heading “Disclosure of Portfolio Holdings” it states “[t]he Target Fund has substantially similar principal and non-principal investments as the Acquiring Fund.” Please include this disclosure under the section “Principal Investments of the Acquiring Fund.”

Response to Comment 39

The Registration Statement has been revised as requested.

Comment 40

On page 40 of the Prospectus there is a sectioned entitled “Proposal” which contains the proposal to be submitted to Target Fund shareholders. As this appears to be duplicative, please consider removing.

Response to Comment 40

The Registration Statement has been revised as requested.

Comment 41

In the third paragraph on page 39 it states “[u]nless a proxy is otherwise limited in this regard, any shares of the Target Fund present and entitled to vote at the Meeting that are represented by broker non-votes may, at the discretion of the proxies named therein, be voted in favor of adjournment.” The Staff’s position is that under Rule 452 of the New York Stock Exchange rules, when you have a non-routine proposal broker non-votes cannot be counted for quorum purposes. We do not believe these broker non-votes can be voted for adjournments either. Please revise this disclosure.

Response to Comment 41

The Registration Statement has been revised to remove this disclosure.

Division of Investment Management

January 7, 2021

Comment 42

Please include an estimate of the proxy solicitation costs associated with the Reorganization.

Response to Comment 42

The Registration Statement has been revised as requested.

Comment 43

Please complete the table under “Share Ownership of the Target Fund and the Acquiring Fund”

Response to Comment 43

The Share Ownership table will be completed.

Comment 44

On the Proxy Card, the last paragraph is duplicative of language contained in the second paragraph. Please consider consolidating of deleting.

Response to Comment 44

The Proxy Card has been revised as requested.

Comment 45

On the cover of the Statement of Additional Information, please hyperlink all documents being incorporated by reference.

Response to Comment 45

The Statement of Additional information has been revised as requested.

Comment 46

Please include information from the Target Fund SAI where appropriate such as the subadvisor fees, if relevant, brokerage allocations and portfolio turnover information.

Division of Investment Management

January 7, 2021

Response to Comment 46

The Registrant confirms that the Statement of Additional Information will include information from the Target Fund Statement of Additional Information where appropriate.

Comment 47

Please file an executed opinion of counsel.

Response to Comment 47

An executed opinion of counsel will be included with the amended filing.

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

The Registration Statement should include reference to available capital loss carry-forwards of the Target Fund and any potential loss or the limitation of use of those capital loss carry-forwards as a result of the merger. Disclose the dollar amounts and related expiration dates of the capital loss carry-forwards as of the most recent practicable date, which may be the most recent financial year end.

Response to Comment 1

The Registration Statement has been revised as requested.

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Don Swade

W. Scott Jardine

Kristi Maher

Matt Farber